July 13, 2022

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
Office of Technology
Attn: Mr. Matthew Crispino
100 F. Street NE
Washington, D.C. 20549

Re:	AppTech Payments Corp. (the “Registrant”)
Registration Statement on Form S-3 (File No. 333-265526)

Dear Mr. Crispino:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), the Registrant hereby requests that the effective date for the above-referenced Registration Statement be accelerated so that it will be declared effective under the Securities Act at 5:00 p.m., Eastern Time, on Friday, July 15, 2022 or as soon as practicable thereafter. In this regard, the Registrant is aware of its obligations under the Securities Act.

Please contact Andrew M. Tucker of Nelson Mullins Riley & Scarborough LLP, the Registrant’s legal counsel, at (202) 689-2987 with any questions or comments.

Sincerely,

AppTech Payments Corp.

By:	/s/ Luke D’Angelo
Luke D’Angelo
Chief Executive Officer